SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Titan Wheel International, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   888328-10-1
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888328-10-1       13G              Page 2 of 4 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    MascoTech, Inc.
    38-2513957

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]           (b) [ ]

3)  SEC USE ONLY


4)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
     3,315,852

6)   SHARED VOTING POWER
          0

7)   SOLE DISPOSITIVE POWER
     3,315,852

8)   SHARED DISPOSITIVE POWER
          0

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,315,852

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     14.8%

12)  TYPE OF REPORTING PERSON
     CO

CUSIP No. 888328-10-1           13G           Page 3 of 4 Pages



      The following information amends the information contained in the Schedule 13G dated January 28, 1994 relating to the Common Stock, no par value (the "Common Stock"), of Titan Wheel International, Inc. (the "Company").


Item 4      Ownership.

      This item is hereby amended to read in its entirety as follows:

      As of December 31, 1995, MascoTech, Inc. beneficially owned 3,315,852 shares of Common Stock. To the best of its knowledge and based on the number of shares of Common Stock believed to be outstanding as of December 31, 1995, MascoTech may be deemed to be the beneficial owner of 14.8 percent of the Common Stock. MascoTech, Inc. has sole power to vote and dispose of the Common Stock held by it. Depending on market conditions and other factors, the reporting person may acquire additional shares of Common Stock in the open market, by private purchase or otherwise, or alternatively, may dispose of some of all of the shares of Common Stock owned by it.

CUSIP No. 888328-10-1         13G            Page 4  of 4 Pages



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1996

MascoTech, Inc.


By /s/ Timothy Wadhams
  Timothy Wadhams
  Vice President - Controller
     and Treasurer